02006660

SECURI[TIES AND EXCHANGE CO]MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 51674

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EMPIRE CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2398 EAST CAMELBACK ROAD, SUITE 900
(No. and Street)

PHOENIX	ARIZONA	85016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT TOMINAGA — 602-224-6400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name — *if individual, state last, first, middle name*)

4155 EAST JEWELL AVENUE, SUITE 307	DENVER	COLORADO	80222
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BP 3/20

OATH OR AFFIRMATION

I, SCOTT TOMINAGA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EMPIRE CAPITAL GROUP, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STEPHANA L. PERKINS
Notary Public - Arizona
MARICOPA COUNTY
My Commission Expires
MARCH 27, 2004

[signature]
Notary Public

[signature]
Signature

PRESIDENT CFO
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Accounting Control Required By SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE CAPITAL GROUP, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

EMPIRE CAPITAL GROUP, LLC

TABLE OF CONTENTS

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Members
Empire Capital Group, LLC

We have audited the accompanying statement of financial condition of Empire Capital Group, LLC as of December 31, 2001, and the related statements of operations, changes in member's deficit, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire Capital Group, LLC, as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
January 30, 2002

EMPIRE CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	66 439
Due from clearing broker		588 041
Securities owned, at market value		85
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $84,944		107 423
Receivable from employees		28 875
Other assets		36 193
TOTAL ASSETS	$	827 056

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES:		
Accounts payable and accrued expenses	$	59 862
Due to clearing broker		387 134
Commissions payable		14 156
Obligation under capital lease (Note 2)		7 658
		468 810
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Note 4)		609 000
TOTAL LIABILITIES		1 077 810
COMMITMENTS AND CONTINGENCIES (Notes 2 and 6)		-
MEMBER'S DEFICIT (Note 3)		(250 754)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	827 056

The accompanying notes are an integral part of this statement.

EMPIRE CAPITAL GROUP, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUE:		
Commissions	$	1 772 762
Trading loss, net		(601 850)
Other		80 085
Total revenue		1 250 997
EXPENSES:		
Commissions, salaries and related expenses		640 280
Clearing charges		716 395
Occupancy and equipment		318 533
General and administrative		188 985
Information, exchange and trading fees		169 329
Total expenses		2 033 522
NET LOSS	**$**	**(782 525)**

The accompanying notes are an integral part of this statement.

EMPIRE CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S DEFICIT
YEAR ENDED DECEMBER 31, 2001

BALANCE, December 31, 2000	$	337 771
Capital contributions		194 000
Net loss		(782 525)
BALANCE, December 31, 2001	**$**	**(250 754)**

The accompanying notes are an integral part of this statement.

EMPIRE CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS YEAR ENDED DECEMBER 31, 2000

BALANCE, December 31, 2000	$	150 000
Increase in subordinated liabilities		459 000
BALANCE, December 31, 2001	**$**	**609 000**

The accompanying notes are an integral part of this statement.

EMPIRE CAPITAL GROUP, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(782 525)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		37 405
Increase in due from clearing broker		(347 214)
Decrease in securities owned, at market value		50 315
Increase in other assets		(18 805)
Decrease in securities sold, not yet purchased, at market value		(2 438)
Increase in accounts payable and accrued expenses		2 646
Increase in due to clearing broker		337 050
Increase in commissions payable		3 718
Net cash used in operating activities		(719 848)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in receivable from employees		39 000
Purchase of furniture and equipment		(14 118)
Net cash provided by investing activities		24 882
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in subordinated notes		609 000
Capital contributed		129 000
Payments on capital lease obligation		(5 949)
Net cash provided by financing activities		732 051
NET INCREASE IN CASH AND CASH EQUIVALENTS		37 085
CASH AND CASH EQUIVALENTS, at beginning of year		29 356
CASH AND CASH EQUIVALENTS, at end of year	$	66 441
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	**$**	**37 488**
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Fixed assets purchased via capital lease obligation	**$**	**7 774**
Notes payable converted to equity	**$**	**65 000**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Empire Capital Group, LLC, (the "Company") is an Arizona limited liability company which was formed on January 11, 1999 and is registered as a broker-dealer in securities with the Securities and Exchange Commission.

The Company records securities transactions and related revenue and expenses on a trade date basis. Securities owned or sold but not yet purchased by the Company are recorded at market value, and related changes in market value are reflected in income.

The Company under rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture, equipment and leasehold improvements on the straight-line method based on estimated lives of five years.

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

As a limited liability company, the Company is not a tax paying entity for federal income tax purposes. Accordingly, no income tax provision (benefit) is reported in these financial statements. The net income or loss of the Company is reportable by the member in its tax returns.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS

The Company leases office space and equipment under various operating and capital leases. Future minimum lease payments under noncancellable leases as of December 31, 2001 are as follows:

	Operating	Capital Lease	Principal due Capital Lease
2002	$ 184 290	$ 2 882	$ 1 657
2003	-	2 661	1 811
2004	-	2 661	2 130
2005	-	2 217	2 060
	$ 184 290	$ 10 421	$ 7 658
Less amount representing interest		2 763	
Present value of net minimum lease payments		$ 7 658	

Total rental expense charged to operations was approximately $260,000 for the year ended December 31, 2001.

At December 31, 2001, the cost of furniture under capital leases was $22,166, and the related accumulated depreciation was $8,866.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2001, the Company had net capital and net capital requirements of $189,541 and $100,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.53 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had borrowed $150,000 from a related party under a 8.75% subordination agreement pursuant to a secured demand note collateral agreement which was due August 3, 2002. In May 2001 this agreement was replaced by a 9.00% subordinated note due August 2, 2004 for the same amount. At December 31, 2001, the note balance includes accrued interest payable of $9,000 as allowed by the subordination agreement.

In June 2001, the Company borrowed $450,000 under two 9.00% subordinated notes from another related entity, $250,000 of which is due June 27, 2003 and the remaining $200,000 is due November 23, 2004. At December 31, 2001 accrued interest payable on the notes was $7,875.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Concluded)

The subordinated borrowings are covered by an agreement approved by the National Association of Securities Dealers, Inc., and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5 - NOTES PAYABLE-RELATED PARTY

During the year ended December 31, 2001, the Company converted two notes payable to a related party in the amounts of $25,000 and $40,000 to contributed capital.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

In the Company's trading activities, the Company has purchased securities for its own account, and therefore, may incur losses if the market value of these securities changes subsequent to December 31, 2001.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash, receivables, amounts due from the clearing broker, other assets, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of these instruments. Securities owned are valued at market value using quoted market prices.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES (Concluded)

The Company is involved in litigation arising in the normal course of business that is in the preliminary stages. In this matter large and/or indeterminate amounts are sought. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in this matter, but it is not feasible to predict or determine the final outcome at the present time.



SUPPLEMENTARY INFORMATION

EMPIRE CAPITAL GROUP, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2001

CREDITS:		
Member's deficit	$	(250 754)
Add: liabilities subordinated to claims of general creditors		609 000
Total credits		358 246
DEBITS:		
Non-allowable assets:		
Furniture, equipment and leasehold improvements, net		107 423
Receivable from employees		28 875
Other assets		36 193
Less assets adequately secured by liabilities		(3 829)
Total debits		168 662
Net capital before haircuts on securities positions		189 584
Haircuts on securities positions		43
NET CAPITAL		189 541
Minimum requirements of 6-2/3% of aggregate indebtedness of $291,820 or $100,000, whichever is greater		100 000
EXCESS NET CAPITAL	**$**	**89 541**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	59 862
Due to clearing broker		387 134
Commissions payable		14 156
Obligation under capital lease		7 658
Less liabilities adequately secured by assets		(3 829)
		464 981
Less indebtedness adequately secured by securities and deposits		(173 161)
TOTAL AGGREGATE INDEBTEDNESS	**$**	**291 820**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.53 to 1**

See the accompanying Independent Auditors' Report.

EMPIRE CAPITAL GROUP, LLC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17A-5d)

DECEMBER 31, 2001

Net capital per Company's unaudited Form X-17A-5 Part II filing	$	221 611
Adjustments:		
Increase in non-allowable assets		(3 945)
Decrease in revenue		(28 125)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**189 541**

See the accompanying Independent Auditors' Report.

EMPIRE CAPITAL GROUP, LLC

STATEMENT RELATING TO RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(ii) of that Rule.

See the accompanying Independent Auditors' Report.


SPICER, JEFFRIES & CO.

CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Empire Capital Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Empire Capital Group, LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Empire Capital Group, LLC that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of cash and securities until promptly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


MSI

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Empire Capital Group, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

In addition, our review indicated that Empire Capital Group, LLC was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
January 30, 2002